May 25, 2018

Liron Carmel
Chief Executive Officer
CANNAPOWDER, INC.
20 Raoul Wallenberg St.
Tel Aviv, Isreal

       Re: CANNAPOWDER, INC.
           Registration Statement on Form 10
           Filed April 30, 2018
           File No. 000-26027

Dear Mr. Carmel:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G Filed April 30, 2018

Item 1. Description of the Business
Planned Research and Development and Current Trends, page 3

1. We note your reference to the Feasibility Study and Option Agreement. Please expand your disclosure to describe the material terms, including Yissum's obligations evaluate the possibility to convert cannabis oil into a powder form, developing a process and testing it, quantify your payment obligations, including payments made to date, and describe the termination provisions. Clarify whether Yissum's research under the feasibility study is complete. If there is remaining work, please provide additional disclosure of this remaining work. Alternatively, describe the material terms of the Scientific report. Please also file executed copies of the agreement as an exhibit to the registration statement.
 Liron Carmel
FirstName LastNameLiron Carmel
CANNAPOWDER, INC.
Comapany NameCANNAPOWDER, INC.
May 25, 2018
May 25, 2018 Page 2
Page 2
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2. What is the basis for your belief that nanoparticles offer improved bioavailability and improved efficacy?
3. Please expand the disclosure indicating that you plan to establish and operate several production facilities to study and medical cannabis and to develop cannabis based powders for medical uses to clarify what steps you have taken towards the accomplishment of this goal, what necessary steps remain, and what are the expected costs. For example, please disclose:
           how many production facilities you expect to establish, where you plan to establish them, the regulatory environment in each location and why the specific regulatory environment is beneficial to your planned activities;
           your expected timeline for establishing facilities and beginning operations;
           whether your expected end products are pharmaceutical products using the cannabis based powders or cannabis powders as active pharmaceutical ingredients to be used by third parties in their pharmaceutical products.
4. We note your statement on page 5 that it is generally agreed that cannabinoid-based drugs have tolerable safety profiles. Given that it is within the sole authority of the FDA or similar foreign regulator to determine the safety and efficacy of a drug and that safety is determined by reference to the indication being treated, the statement that cannabinoid-
         based drugs have tolerable safety profiles in not appropriate. Please delete the statement.
         You may replace the statement with a description of a publicly available clinical trial conducted to assess safety and the resulting data relating to serious adverse effects. The accompanying disclosures should identify the party performing the trial and include the number of participants and dosing information but should not draw conclusions about safety from the data.
5. We note you filed a Form 8-K on May 25, 201, which includes a research and license agreements as exhibits. Please update your disclosures to describe the material terms of the agreements including the research Yissum is obligated to provide, the technology which is the subject of the license agreement, quantify your payment obligations under each agreement, disclose the terms of the agreements and the termination provisions. Additionally, we note you filed unexecuted copies of the agreements as exhibits. Please file executed copies of the agreements as exhibits to your registration statement.
Recent Corporate Developments, page 4

6. We note that you expect commercial sales starting in 2021. This statement appears inconsistent with the Development Plan included in Appendix B-1 to
Exhibit 10.3 filed on
         Form 8-K on May 25. Please revise your disclosure or explain the discrepancy.
The Medical Cannabis Market, page 6

7. Conclusions regarding efficacy are within the sole authority of the FDA or similar foreign
 Liron Carmel
FirstName LastNameLiron Carmel
CANNAPOWDER, INC.
Comapany NameCANNAPOWDER, INC.
May 25, 2018
May 25, 2018 Page 3
Page 3
FirstName LastName
         government entity. Please delete the statements that cannabis or cannabinoid-based products have proven effective unless you can indicate that a specific drug has been approved by a regulatory entity for the treatment of an identified indication. For example,
           "Cannabis...has proven to be an effective treatment for pain relief, inflammation and a number of other medical disorders.
           "Cannabis oil has proven effective in treating epileptic seizures in children."
           "A number of clinical trials have demonstrated that medical cannabis has the capacity to destroy cancer cells."
           "cannabidiol ... provides health benefits.
         You may replace these statements and other similar statements with descriptions of clinical trials and the resulting data without drawing conclusions with respect to efficacy.
         The discussion should include the identification of the party conducting the trial, the type of trial, the primary end points of the trial, the number of participants, the resulting data and the statistical significance of the resulting data.
8. We note your statement that GW Pharmaceuticals plc "has gained approval for using medical cannabis in treating various cancers." It appears that GW Pharmaceuticals received regulatory approval for Sativex in 30 countries (outside the US) and has received marketing approval in 21 countries. However, it does not appear that Sativex has been approved for the treatment of cancer that GW Pharmaceuticals currently has any other approved products. Please delete the statement.
9. Please provide support for the anticipated growth rates of cannabis and what is the forecast period you reference?
Intellectual Property , page 7

10. Please describe the technology that is the subject the patent applications licensed to you by Yissum Research Development Company.
Government Regulation, page 8

11. We note your statement on page 8 that "cannabinoid-based drugs using the powders [you]
         plan on developing may provide a superior treatment model for patients suffering from certain diseases...." Please revise to disclose impact of Good
Manufacturing Practice
         regulations on your business. Additionally, if you are planning to develop pharmaceutical products to address medical conditions, describe the FDA approval process.
Risks Relating to Our Business, page 9

12. We note the disclosure on page 5 that "[c]ontrolled substance laws differ between countries and legislation in certain countries may restrict or limit [you] ability to distribute
         [your] cannabis-based powders." Please add a risk factor describing the difficulty of complying with laws that often vary drastically between different jurisdictions and the potential limits on your growth related to regulatory restrictions. Liron Carmel
FirstName LastNameLiron Carmel
CANNAPOWDER, INC.
Comapany NameCANNAPOWDER, INC.
May 25, 2018
May 25, 2018 Page 4
Page 4
FirstName LastName
The company's officer and director may allocate his time to other businesses... , page 9

13. To the extent that any officer or director is involved in a competing or affiliated business, please discuss the allocation of potential business opportunities as a potential risk.
14. We note your statement that management is engaged in other business endeavors.
         However, the business experience presented in Item 5. Directors and Executive Officers does not present business endeavors that Liron Carmel or Oded Gilboa are currently involved in. Please revise the discussions of their business experience to describe these endeavors or explain the apparent discrepancy.
We may not have effective internal controls., page 11

15. Please revise to disclose the possibility that ineffective internal controls may result in financial reporting errors, which could require a restatement of your financial statements and a decrease in the value of an investment in your company. Security Ownership of Certain Beneficial Owners and Management, page 16

16. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by
         Attribute Ltd. See Instruction 2 to Item 403 of Regulation S-K.
Item 5. Directors and Executive Officers, page 17

17. It appears that Lavi Krasney and Rafi Ezra may be significant employees under Item
         402(c) of Regulation S-K. Please provide the required disclosures about their business experience. Alternatively tell us why you believe this item requirement is not applicable.
Item 10. Recent Sales of Unregistered Securities, page 19

18. The information presented is inconsistent with your statement on page 4 that you have raised $888,775 to date in the equity raise. Please explain the discrepancy.
19.      Please identify the one shareholder who purchased shares on October
24, 2017.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 19

20. Please identify the "affiliated purchasers" who you issued restricted securities to during the years ended December 31, 2017 and 2016. Please note the information in contradicts information provided in response to Item 10. Recent Sales of Unregistered Securities.
         Please explain the discrepancy.
Exhibits

21. Please file all required exhibits, including your articles of incorporation, bylaws, and subsidiaries of the registrant. Refer to Item 601 of Regulation S-K. Liron Carmel
CANNAPOWDER, INC.
May 25, 2018
Page 5
General

22. Please be advised that your registration statement will automatically become effective 60 days after the initial filing date. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Vanessa Robertson at 202-551-3649 or Sharon Blume at 202-551-3474
if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.

FirstName LastNameLiron Carmel
Comapany NameCANNAPOWDER, INC.
                                                               Division of
Corporation Finance
May 25, 2018 Page 5                                            Office of
Healthcare & Insurance
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